UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer))

BONITA MERGER SUB, L.L.C.

(Offeror)

A Wholly-Owned Subsidiary of

VTECH USA HOLDINGS, L.L.C.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

VTECH HOLDINGS LIMITED

(Offeror and Parent)

(Names of Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Classes of Securities)

52186N106

(CUSIP Number of Class A Common Stock)

None

(CUSIP Number of Class B Common Stock)

Nick Delany

Chairman

VTech USA Holdings, L.L.C.

1156 W. Shure Dr. #200

Arlington Heights, IL 60004

(847) 400-3600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on behalf of Filing Persons)

With copies to:

Richard V. Smith, Esq.

Mark W. Seneca, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee**
$71,607,960	$7,210.92

*  Estimated only for purposes of calculating the filing fee. This amount assumes the purchase of up to 71,607,960 shares of common stock, par value $0.0001 per share, of LeapFrog Enterprises, Inc. at a purchase price of $1.00 per share. Such number of shares consists of (i) 66,825,372 shares of Class A common stock, (ii) 4,394,354 shares of Class B common stock, and (iii) 388,234 shares of Class A common stock that may be issued pursuant to LeapFrog’s Amended and Restated 2002 Employee Stock Purchase Plan.

**  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001007 of the transaction valuation.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,210.92	Filing Party: VTech Holdings Ltd., VTech USA Holdings, L.L.C., and Bonita Merger Sub, L.L.C.
Form or Registration No.: Schedule TO	Date Filed: March 3, 2016 and March 25, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Bonita Merger Sub, L.L.C., a Delaware limited liability company (the “Purchaser”), VTech USA Holdings, L.L.C., a Delaware limited liability company and parent of the Purchaser, and VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability, with the Securities and Exchange Commission on March 3, 2016 (together with any subsequent amendments and supplements hereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock and Class B common stock, each having a par value of $0.0001 per share, of LeapFrog Enterprises, Inc., a Delaware corporation (“LeapFrog”), at a purchase price of $1.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2016 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and as amended by Amendment No. 1 to the Schedule TO, and in the related Form of Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

Capitalized terms used but not defined in this Amendment have the meanings assigned to such terms in the Schedule TO.  Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)           The subsection titled “U.S. Antitrust Compliance” in Section 15—“Certain Legal Matters” in the Offer to Purchase is amended by adding the following paragraph at the end of the subsection:

“On March 28, 2016, the FTC closed its investigation concerning the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, concluding that no further action by the FTC is warranted at this time.”

(b)           The third paragraph under “Certain Litigation” in “Section 15— “Certain Legal Matters” in the Offer to Purchase is amended and restated in its entirety as follows:

“In addition to the State Action, a putative class action complaint, Manger v. LeapFrog Enterprises, Inc., No. 16-1161 WHO, was filed in the Federal District Court in the Northern District of California on March 9, 2016 (the “Federal Action” and together with the State Actions, the “Actions”) against LeapFrog and its board of directors, alleging violation of certain federal securities laws in connection with the Schedule 14D-9 filed by LeapFrog. The plaintiffs seek to enjoin the closing of the Offer and the consummation of the proposed acquisition of LeapFrog or to rescind the acquisition and Offer if consummated, as well as plaintiff and class rescissory damages and an accounting for all damages allegedly suffered as a result of any wrongdoing by the individual defendants and an award of the costs related to the Federal Action, including attorneys’ and experts’ fees. On March 21, 2016, plaintiff in the Federal Action filed a motion for a preliminary injunction.  Defendants filed an opposition to the motion on March 25, 2016.  On March 28, 2016, plaintiff in the Federal Action withdrew the motion for a preliminary injunction.”

(c)           The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

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“The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, April 1, 2016. The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 40,298,861 Class A Shares (including tendered Class B shares that were converted to Class A Shares upon consummation of the Offer), together representing approximately 56.6% of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, the Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, the Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of LeapFrog. Accordingly, the Purchaser has effected the Merger in which the Purchaser merged with and into LeapFrog, with LeapFrog surviving the Merger and continuing as an indirect wholly-owned subsidiary of VTech. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer or Shares held by VTech or the Purchaser) was cancelled and converted into the right to receive a price per Share equal to the Per Share Amount. The Shares will cease to trade on the NYSE prior to the opening of business on April 5, 2016, and LeapFrog has requested that the NYSE file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(J)                             Press Release issued by VTech Holdings Limited and LeapFrog Enterprises, Inc., dated April 4, 2016 announcing the results of the Offer.

(a)(1)(K)                         Press Release issued by VTech Holdings and LeapFrog Enterprises, Inc., dated April 4, 2016 announcing the closing of the Merger.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bonita Merger Sub, L.L.C.

By:	/s/ Nick Delany
Name:	Nick Delany
Title:	Chief Executive Officer

VTech Holdings Limited

By:	/s/ Pang King Fai
Name:	Pang King Fai
Title:	President of the Group

VTech USA Holdings, L.L.C.

By:	/s/ Y.W. Chang
Name:	Y.W. Chang
Title:	Director

Date: April 4, 2016

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